Exhibit 99.15

CONSENT OF CHRIS SPURWAY

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name included in the Annual Information Form and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2012, which are filed as exhibits to, and incorporated by reference into, the Annual Report.

Dated: April 2, 2013

/s/ Chris Spurway
Chris Spurway